UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of September, 2016
Commission File Number: 001-32199

Ship Finance International Limited
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto is a copy of the press release of Ship Finance International Limited (the "Company"), dated August 31, 2016, announcing preliminary financial results for the quarter ended June 30, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: September 6, 2016	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Ship Finance Management AS
(Principal Executive Officer)

Ship Finance International Limited (NYSE: SFL) - Earnings Release

Reports preliminary 2Q 2016 results and quarterly dividend of $0.45 per share

Hamilton, Bermuda, August 31, 2016. Ship Finance International Limited (“Ship Finance” or the “Company”) today announced its preliminary financial results for the quarter ended June 30, 2016.

Highlights

•	Declaration of second quarter dividend of $0.45 per share, our 50th consecutive quarterly dividend

•	$14.0 million in profit share from Frontline in the quarter

•	Continued fleet renewal with the successful delivery of our third 9,300 - 9,500 TEU newbuilding container vessel on long term charter to Maersk Line and sale of an older VLCC

•	Adjustment to charter terms with Deep Sea Supply related to five offshore support vessels subsequent to quarter end, increasing our charter backlog and maintaining the net distribution capacity

•	Selected key financial data:

Three Months Ended
	Jun 30, 2016	Mar 31, 2016
Charter revenues(1)	$159m	$174m
EBITDA(2)	$128m	$139m
Net income	$39m	$47m
Earnings per share	$0.42	$0.50

Ole B. Hjertaker, CEO of Ship Finance Management AS, said in a comment: “We are pleased to report yet another profitable quarter, particularly during a period when certain maritime sectors have been experiencing weakness. The Company has now been profitable and paid dividends for 50 quarters in a row, which is unique in the maritime industry.
During the second quarter, we continued our fleet renewal program with the delivery of our third large container vessel and the sale of an older VLCC. We also successfully adjusted the terms of our charters with Deep Sea Supply in a manner that will be neutral to our net distribution capacity. The majority of our assets are currently employed on long-term charters, and we have significant capital available for new business opportunities.”

Dividends and Results for the Quarter Ended June 30, 2016
The Board of Directors has declared a quarterly cash dividend of $0.45 per share. The dividend will be paid on or around September 29 to shareholders on record as of September 12, and the ex-dividend date on the New York Stock Exchange will be September 8, 2016.
The Company reported total U.S. GAAP operating revenues on a consolidated basis of $104.0 million, or $1.11 per share, in the second quarter of 2016. This number excludes $8.0 million of charter revenues classified as ‘repayment of investments in finance lease’ and $47.5 million of charter revenues earned by 100% owned assets classified as ‘investment in associate’. Inclusive of those revenues, the total actual revenues were $159.5 million, or $1.71 per share.

1. Charter revenues include total charter hire from all vessels and rigs, including assets in 100% owned subsidiaries classified as ‘Investment in associates’ and profit share income.
2. EBITDA is a non- GAAP measure and includes assets in 100% owned subsidiaries classified as 'Investment in associates'. For more details please see Appendix 1.

The 50% profit share agreement with Frontline contributed $14.0 million, or $0.15 per share in the second quarter, above the contracted base rates. There was also a $0.1 million profit share in the second quarter relating to some of our other vessels.
Reported net operating income pursuant to U.S. GAAP for the quarter was $44.5 million, or $0.48 per share, and reported net income was $38.8 million, or $0.42 per share. This is after approximately $6.1 million, or $0.06 per share in negative non-cash charges, which includes a negative mark-to-market of $3.3 million related to interest rate hedging instruments and amortization of deferred charges of $2.8 million in the second quarter. Adjusted for these non-cash items, the quarterly result was $0.48 per share.

Business Update
As of June 30, 2016, and adjusted for subsequent sales, the fixed-rate charter backlog from the Company's fleet of 74 vessels and rigs was approximately $4 billion, with an average remaining charter term of 5 years, or 9 years if weighted by charter revenue. Some of our charters include purchase options which, if exercised, may reduce the fixed charter backlog and the average remaining charter term, but will increase the cash held on the Company’s balance sheet.
In May 2016, Ship Finance took delivery of the third 9,300-9,500 TEU newbuilding container vessel, chartered to Maersk Line. The minimum charter period for each vessel is five years, with options for the charterer to extend the period up to seven years. The aggregate EBITDA contribution from the vessels during the firm period of the charters is estimated to be more than $32 million per year.
Subsequent to quarter end, the 1998-built VLCC Front Vanguard was successfully delivered to the new owner. Net sales proceeds were approximately $24 million, including a $0.3 million compensation due from Frontline for the early termination of the charter. We do not expect a material book effect resulting from this transaction and Ship Finance has 13 vessels remaining on charter to Frontline, comprising of 11 VLCCs and two Suezmax crude oil carriers.
In July 2016, the Company announced that it has agreed to amend the terms of the long-term chartering agreements with an affiliate of Deep Sea Supply PLC (“DESS”) relating to five offshore support vessels acquired in 2007 and early 2008. Under the amended agreements, the charter rates will be reduced until May 2018, in exchange for extending the original charter period by three years and introducing a 50% profit share on charter revenues earned by the vessels above the reduced base rates. The previous charter guarantor was a 50/50 owned joint venture between DESS and the Brazilian company BTG Pactual, but DESS will now replace the joint venture as charter guarantor under the amended agreements. The charter backlog will effectively increase by approximately $21 million, while net distributable cash flow from the vessels will remain intact also during the period of reduced charter rates.
The crude oil tanker market remained firm into the second quarter, but leveled off significantly towards the end and into the third quarter. The profit share contribution from the vessels on charter to Frontline came in at approximately $14.0 million in the second quarter, down from $24.7 million in the first quarter.
The Company also has exposure to the crude oil tanker market through two modern Suezmax tankers trading in a pool with two sister vessels owned by Frontline. The daily time charter equivalent revenues were approximately $29,500 on average in the second quarter. 3/4 of the vessel capacity in this pool has been chartered out until late 2017 with a floor rate plus profit share on some of the vessels. This is expected to mitigate part of the effect of the expected softer tanker market in the third quarter, while still retaining upside in a stronger tanker market.
The Company’s drilling units generated approximately $47.5 million in aggregate EBITDA in the second quarter of 2016. Three of our four rigs are chartered out on bareboat charters whereby our customers are responsible for operating costs and maintenance. The jack-up drilling rig Soehanah is now effectively idle and we are looking for new chartering opportunities for this rig.

The drilling market has experienced a dramatic downturn linked to reduced activity following the oil price decline. In light of this, it is important to note that the Company has always focused on rapidly reducing financial leverage on its drilling rigs and has already paid down more than 50% of the aggregate original loan amounts, and one of the rigs is currently debt free.
Two 1,700 TEU feeder-size container vessels are chartered out on short term time charters, and the rates achieved in the second quarter were marginally above operating expense levels. Seven Handysize dry bulk carriers are chartered out on short term time charters or trading in the spot market. The Company intends to continue trading these vessels in the short term market until long term rates improve.
Ship Finance owns a number of other vessels, including container vessels, car carriers, chemical tankers and dry bulk carriers. The majority of our vessels and rigs are chartered out on long term, fixed rate contracts that provide the Company with stability in cash flow and earnings, despite fluctuations in the short term charter markets.
Financing and Capital Expenditure
As of June 30, 2016, Ship Finance had approximately $247 million of available liquidity, including $82 million in cash and approximately $165 million freely available under revolving credit facilities.
In addition, the Company had marketable securities of approximately $120 million, based on prevailing market prices at quarter end. This includes 11 million shares in Frontline and financial investments in senior secured bonds. Frontline today announced a dividend of $0.20 per share, payable in September.
As of June 30, 2016, the Company had capital expenditure commitments related to two 19,200 TEU container vessels and two 114,000 dwt LR2 product tankers. The two 19,200 TEU container vessels have expected delivery dates in late 2016 and early 2017 and will be financed through a 15-year non-recourse lease-in agreement, matching the term of the charters to Mediterranean Shipping Company (“MSC”). Net remaining capital expenditure is limited to $15 million per vessel, payable upon the vessels’ respective deliveries from the shipyard.
The two 114,000 dwt LR2 product tankers are due for delivery in 2017, with remaining capital expenditure of approximately $43 million per vessel, before financing. Both vessels have been chartered out on long term time charters to Phillips 66, with a minimum period of seven years and options for the charterer to extend the period up to 12 years. The Company intends to secure long term financing for the two vessels well before delivery.
The Company is in compliance with all financial covenants and several of our financing arrangements are in subsidiaries with only limited guarantees from Ship Finance. There are no loan maturities coming due before the fourth quarter of 2017.
Strategy and Outlook
Management is committed to a conservative strategy of chartering out the majority of our assets on long-term charters to reputable operators in the shipping and offshore markets. Our diversified and extensive charter portfolio provides the Company with a robust business platform.
Our diversified asset approach gives us the opportunity to benchmark transactions across our main markets and we believe this will enable us to generate a superior return over time compared to focusing on one segment only. This is demonstrated by Ship Finance’s unique position in the market, having been consistently profitable and declared dividends every quarter since our inception more than 12 years ago.
While there have been situations where we have renegotiated terms or charters have been terminated, the majority of our clients have performed well during the recent shipping and offshore downturn. The Company has significant capital available for new investments and is actively exploring opportunities in several of our core segments.

Accounting Items
Under U.S. GAAP, subsidiaries owning the drilling units West Hercules, West Taurus and West Linus have been accounted for as ‘investment in associate’ using the ‘equity method’.
All these equity accounted subsidiaries are wholly owned by Ship Finance, but due to the conservative structure of the leases, Ship Finance has not been deemed ‘primary beneficiary’ according to U.S. GAAP. As a result of the accounting treatment, operating revenues, operating expenses and net interest expenses in these subsidiaries are not shown in Ship Finance’s consolidated income statement. Instead, the net contribution from these subsidiaries is recognized as a combination of ‘Interest income from associates and long term investments’ and ‘Results in associate’.
In Ship Finance’s consolidated balance sheet, the net investments are shown as a combination of ‘Investment in associate’ and ‘Amount due from related parties - Long term’. The reason for this treatment is that a part of the investment in these subsidiaries is in the form of intercompany loans. For a further detailed explanation of these features, please consult our ‘Accounting Items’ presentation available as webcast at our website at www.shipfinance.bm.
Forward Looking Statements
This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which we operate, changes in demand resulting from changes in OPEC's petroleum production levels and worldwide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in our operating expenses, including bunker prices, dry docking and insurance costs, performance of our charterers and other counterparties with whom we deal, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.
August 31, 2016

The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions can be directed to Ship Finance Management AS:

Harald Gurvin, Chief Financial Officer: +47 2311 4009
André Reppen, Senior Vice President: +47 2311 4055

For more information about Ship Finance, please visit our website: www.shipfinance.bm

SHIP FINANCE INTERNATIONAL LIMITED
SECOND QUARTER 2016 REPORT (UNAUDITED)

INCOME STATEMENT	Three months ended		Full year
(in thousands of $	Jun 30,	Mar 31,	2015
except per share data)	2016	2016	(audited)
Charter revenues - operating lease	72,477	74,946	266,480
Charter revenues - finance leases	25,399	26,562	117,778
Revenues classified as Repayment of investment in finance leases	(7,974)	(8,847)	(37,125)
Profit share income	14,089	24,922	39,717
Cash sweep income	—	—	19,890
Total operating revenues	103,991	117,583	406,740

Gain on sale of assets and termination of charters	—	14	7,364

Vessel operating expenses	(33,932)	(34,882)	(120,831)
Administrative expenses	(2,001)	(2,787)	(6,737)
Depreciation	(23,610)	(22,694)	(78,080)
Vessel impairment charge	—	—	(42,410)

Total operating expenses	(59,543)	(60,363)	(248,058)

Operating income	44,448	57,234	166,046

Results in associate(1)	6,941	7,381	33,605
Interest income from associates and long term investments (1)	4,669	4,669	18,672
Interest income, other	651	398	20,470
Interest expense	(14,730)	(14,881)	(58,970)
Amortization of deferred charges	(2,786)	(2,877)	(11,613)
Other financial items	4,146	3,397	52,353
Income/(expense) related to non-designated derivatives	(4,527)	(8,522)	(19,731)
Taxes	—	—	—
Net income	38,812	46,799	200,832

Basic earnings per share ($)	0.42	0.50	2.15

Weighted average number of shares	93,504,575	93,473,080	93,449,904
Common shares outstanding	93,504,575	93,504,575	93,468,000

(1)
Three of our subsidiaries were accounted for as ‘Investment in associate’ during the quarter. The contribution from these subsidiaries is reflected in our consolidated Income Statement as a combination of ‘Results in associate’ and ‘Interest income from associates and long term investments’.

SHIP FINANCE INTERNATIONAL LIMITED
SECOND QUARTER 2016 REPORT (UNAUDITED)

BALANCE SHEET	Jun 30,	Mar 31,	Dec 31, 2015
(in thousands of $)	2016	2016	(audited)
ASSETS
Short term
Cash and cash equivalents	82,016	84,426	70,175
Available for sale securities	119,975	113,893	199,594
Amount due from related parties	18,663	37,229	45,659
Other current assets	53,969	59,270	60,489

Long term
Newbuildings and vessel deposits	21,991	25,793	40,149
Vessels and equipment, net	1,789,816	1,715,904	1,641,317
Investment in finance leases	442,910	449,668	474,298
Investment in associate (1)	171	90,369	84,615
Amount due from related parties - Long term (1)	346,952	260,428	387,712
Deferred charges	26,795	29,435	32,271
Other long-term assets	27,992	27,993	28,546

Total assets	2,931,250	2,894,408	3,064,825

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term and current portion of long term interest bearing debt	96,881	92,967	208,031
Other current liabilities	14,473	17,645	30,518
Amount due to related parties	1,104	585	416

Long term
Long term interest bearing debt	1,547,116	1,506,828	1,458,445
Other long term liabilities	136,381	126,928	125,605

Stockholders’ equity	1,135,295	1,149,455	1,241,810
Total liabilities and stockholders’ equity	2,931,250	2,894,408	3,064,825

(1)
Three of our subsidiaries were accounted for as ‘Investments in associate’ at quarter end. Our investment is a combination of equity classified as ‘Investment in associate’ and intercompany loans classified as ‘Amount due from related parties, long term’. In addition to this, notes from Deep Sea Supply Plc. are included in the line item ‘Amount due from related parties, long term’.

SHIP FINANCE INTERNATIONAL LIMITED
SECOND QUARTER 2016 REPORT (UNAUDITED)

STATEMENT OF CASHFLOWS	Three months ended		Full year
(in thousands of $)	Jun 30,	Mar 31,	Dec 31, 2015
	2016	2016	(audited)

OPERATING ACTIVITIES
Net income	38,812	46,799	200,832
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	26,085	25,188	87,789
Vessel impairment charge	—	—	42,410
Adjustment of derivatives to fair value recognised in net income	3,267	7,141	13,278
Gain on sale of assets and termination of charters	—	(14)	(7,364)
Result in associate	(6,941)	(7,381)	(33,605)
Gain on Redemption of Horizon loan notes and warrants	—	—	(44,552)
Gain on Redemption of Frontline notes	—	—	(28,904)
Impairment of securities	—	—	20,552
Other, net	(528)	91	(4,323)
Change in operating assets and liabilities	20,376	(29,174)	12,288
Net cash provided by operating activities	81,071	42,650	258,401

INVESTING ACTIVITIES
Repayment of investments in finance leases	7,745	8,564	35,946
Proceeds from sale of vessel/newbuildings and termination of charters	—	4,932	42,275
Net investment in newbuildings and vessel deposits	(93,762)	(82,924)	(223,109)
Purchase of vessels	—	—	(273,552)
Cash arising from sale of associate	—	—	111,095
Cash received from (paid to) associates(1)	10,140	160,726	(62,083)
Proceeds from the redemption of Frontline notes	—	—	184,368
Other assets / investments	(11,829)	(243)	(20,722)
Net cash provided by/ (used in) investing activities	(87,706)	91,055	(205,782)

FINANCING ACTIVITIES
Proceeds from long and short term debt	69,560	207,442	595,305
Expenses paid in connection with securing finance	(146)	(71)	(7,155)
Repayment of long and short term debt	(23,112)	(167,502)	(435,706)
Re-purchase of Company bonds	—	(117,509)	(23,787)
Cash received from share issue	—	243	675
Cash dividends paid	(42,077)	(42,057)	(162,594)
Net cash provided by/ (used in) financing activities	4,225	(119,454)	(33,262)

Net increase/ (decrease) in cash and cash equivalents	(2,410)	14,251	19,357
Cash and cash equivalents at beginning of period	84,426	70,175	50,818
Cash and cash equivalents at end of period	82,016	84,426	70,175

(1)
Three of our subsidiaries were accounted for as ‘Investments in associate’ during the quarter. The ‘Cash received from (paid to) associates’ is only a part of the contribution from these subsidiaries. The net balance is recorded under ‘Interest income from associates and long term investments’ and reflected in the Company’s Income Statement.

SUBSIDIARIES ACCOUNTED FOR AS INVESTMENT IN ASSOCIATES
SECOND QUARTER 2016 (UNAUDITED)

Please note that full preliminary accounts for SFL Deepwater Ltd (West Taurus), SFL Hercules Ltd (West Hercules) and SFL Linus Ltd (West Linus) are available from the Company's website: www.shipfinance.bm

Selected income statement data for the three months ended June 30, 2016

	SFL Deepwater	SFL Hercules	SFL Linus	Total
(in thousands of $)	Ltd	Ltd	Ltd
Charter revenues - finance lease	12,751	14,344	20,391	47,486
Revenues classified as Repayment of investment in finance leases	(7,211)	(8,503)	(11,630)	(27,344)
Interest expense, related party(1)	(1,631)	(1,631)	(1,407)	(4,669)
Interest expense, other	(1,974)	(2,398)	(3,689)	(8,061)
Other items	(267)	(172)	(32)	(471)
Net income(2)	1,668	1,640	3,633	6,941

(1)	‘Interest expense, related party’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Interest income from associate and long term investments’.

(2)	‘Net income’ from these subsidiaries appears in the Company’s consolidated income statement as ‘Results in associate’.

Selected balance sheet data as of June 30, 2016

	SFL Deepwater	SFL Hercules	SFL Linus	Total
(in thousands of $)	Ltd	Ltd	Ltd
Cash and cash equivalents	—	—	—	—
Investment in finance leases	379,745	377,549	507,278	1,264,572
Other assets	6,143	6,627	222	12,992
Total assets	385,888	384,176	507,500	1,277,564

Short term and current portion of long term interest bearing debt	22,667	27,500	51,458	101,625
Other current liabilities	2,789	1,160	106	4,055

Long term interest bearing debt	237,111	265,000	328,542	830,653
Long term loans from shareholders, net	123,275	90,460	123,263	336,998
Other long term liabilities	—	—	4,062	4,062

Stockholders equity(1)	46	56	69	171

Total liabilities and stockholders’ equity	385,888	384,176	507,500	1,277,564

(1)	‘Stockholder’s equity’ from these subsidiaries appears in the Company’s consolidated balance sheet as ‘Investment in associate’.

APPENDIX 1: RECONCILIATION OF NET INCOME TO EBITDA
SECOND QUARTER 2016 (UNAUDITED)

EBITDA	Three months ended		Twelve months
(in thousands of $)	Jun 30,	Mar 31,	ended
	2016	2016	Dec 31, 2015

Net income	38,812	46,799	200,832

Add:
(Income)/expense related to non-designated derivatives	4,527	8,522	19,731
Amortization of deferred charges	2,786	2,877	11,613
Interest expense	14,730	14,881	58,970
Interest income, other(1)	(102)	(150)	(104)
Interest income from associates	(4,669)	(4,669)	(18,672)
Results in associate	(6,941)	(7,381)	(33,605)
Depreciation	23,610	22,694	78,080
Gain on Redemption of Horizon loan notes and warrants	—	—	(44,552)
Gain on Redemption of Frontline notes	—	—	(28,904)
Gain on sale of assets and termination of charters	—	(14)	(7,364)
Vessel impairment charge	—	—	42,410
Impairment of securities	—	—	20,552
Repayment of investment in finance leases	7,745	8,564	35,946
Other reconciling items	70	82	1,206
Investment in subsidiaries accounted for as associate:
Charter revenues - finance lease	47,486	47,266	193,492
Total operating expenses	—	—	(6)

EBITDA (2)	128,054	139,471	529,625

(1)	Interest income excludes interest income generated from financial investments.

(2)
‘EBITDA’ is not a US-GAAP figure. It is defined as aggregate charter hire from all our 100% owned assets, cash sweep/profit share income and dividends and interest received from financial investments, less vessel operating expenses and general & administrative expenses.